EXHIBIT 4.14

                            (TRANSLATION FROM HEBREW)

                                                                   25 July, 2004
                                                                         BY HAND

MR. ARYE GONEN


Dear Mr. Gonen,

                              Re: YOUR RESIGNATION


Further to our conversations, we hereby confirm your notice of resignation from your employment at Attunity Ltd. ("the Company"), subject to the contents of this letter, which sets out in writing the terms of the termination of your employment as follows:

1. Your employment in the Company will end on the day following approval of this agreement at the General Meeting (which we intend to call for 14 September, 2005), and subject to the agreement being approved by the General Meeting as aforesaid. On that date, the employee-employer relations between you and the Company will end ("the Date of Termination of Your Employment"). On the Date of Termination of Your Employment you will cease to serve as a director in the Company and in its subsidiaries, in accordance with contents of your letter of resignation from the Board of Directors of the Company and its subsidiaries, which is attached as Appendix A to this agreement. For the removal of doubt, it is clarified that on the Date of Termination of Your Employment, all the work relations, if there were such relations, between you and each of the subsidiaries of the Company, will also end.

2. Starting 1 August, 2004 and until the Date of Termination of Your Employment, you will be on unpaid leave of absence and you will not present yourself for work in the Company. In practical terms, it was agreed between us that after the Date of Termination of Your Employment you will cooperate with the Company in transferring your work to your replacement, and that on the Date of Termination of Your Employment you will cease to act in the name of the Company, to make representations in its name or to make any statements in its name.

3. The Company undertakes that the senior employees insurance will continue to apply to you in respect of the entire period of your employment and service in the Company and its subsidiaries from the Date of Termination of Your Employment until the end of the entire limitation period.

4. You are requested to restore to the Company all Company property, equipment and documents in your possession, and to do so no later than the Date of Termination of Your Employment. The aforesaid notwithstanding, you may retain the Company car for six months after the Date of Termination of Your Employment. The tax in respect of making the car available to you during that period will be deducted by the Company when makes its accounting. The other expenses involved in maintaining the car will be paid by the Company.

5. On completion of the accounting which will be made for you soon after the Date of Termination of Your Employment, and no later than after the elapse of 14 days from the Date of Termination of Your Employment, the Company will pay you all the rights and payments due to you, as follows:

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     5.1  Payment of the balance of salary payable to you on the Date of
          Termination of Your Employment and not yet paid, including all the incidentals customarily paid by the Company and the proportional part of supplementary sick pay.

     5.2 Redemption of unutilized vacation days (it is agreed that the accumulated balance from 1 January 2003 to 31 July 2004 is 11 days).

     5.3 Notwithstanding the provisions of the employment agreement and any other agreement or undertaking, you will not be entitled to severance pay but to the release of moneys accumulated to your credit in the senior employees insurance policy only, as stated in section 5.4 below.

     5.4 Release of moneys accumulated to your credit in the senior employees insurance policy.

     5.5  Release of moneys accumulated for you in the study fund.

     5.6 Options - Of the options allotted to you in Section 3.10 of the employment agreement approved on 22 April 2004 by the General Meeting of the Company, and which was signed between you and the Company ("the Employment Agreement"), you will be entitled only to 240,000 options on the terms set out in Section 3.10 of the Employment Agreement, and the other options which are the subject of that section will be voided. With regard to the 400,000 options to which you are entitled, they will become exercisable on the Date of Termination of Your Employment and you have until 31 August 2009 to exercise them.

     5.7 Bonus - Instead of that stated In your Employment Agreement, you will be entitled only to the following bonuses:

          5.7.1 A bonus pursuant to Section 1 of the appendix to the Employment Agreement, relating to the international distributor Consisi.

          5.7.2 A bonus pursuant to Section 4 of the appendix to the Employment Agreement.

     5.8 You will be entitled to receipt of the consultation fees in accordance with the provisions of Section 7.2 of the Employment Agreement. For the removal of doubt, it is clarified that during the period of the consultation services, the following provisions will apply:

          5.8.1 You declare that you know that during the period of the consultation services there are not and there will not be employee-employer relations between you and the Company, and this period will not grant you any rights whatsoever as if you were an employee.

          5.8.2 During the period of the consultation services you will attend to payment of the National Insurance (Social Security) payments and of any other payment imposed upon you, and all responsibility for doing so will be yours.

          5.8.3 Without derogating from the generality of the aforesaid, it is hereby agreed that you will not be entitled to severance pay and/or any other payment and/or consideration deriving from employee-employer relations or their termination and/or social benefits, during the period of the consultation services.


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          5.8.4 You declare that if you or anyone acting on your behalf sues the
               Company, alleging that your relations with the Company as a consultant were employee-employer relations between you and the Company, or the National Insurance Institute for any cause with such an allegation, you will indemnify the Company upon its first demand, for any expense it incurs or in connection with such a suit, including attorneys' fees.



          5.8.5 Without derogating from the generality of the aforesaid, if due to a suit as referred to in sub-section 5.8.4 a judicial body determines that you are an employee of the Company, or that you are entitled to rights as if you were an employee, or if additional expenses apply to the Company beyond those stated in the Employment Agreement, deriving from a determination that employee-employer relations existed between you and the Company, and all with regard to the period of the consultation services, the following provisions shall apply:

               5.8.5.1 The consideration that will be paid to you from the start of provision of the consultation services will be replaced by a consideration (gross) reduced by 35%, and in such case you will be seen as entitled only to the reduced consideration (gross) retroactively from the date of starting the consultation services (i.e. to a consideration of 65% of the consideration actually paid).

               5.8.5.2 You will be required to repay the Company any amount paid on the date of the start of the consultation services and which exceeded the reduced consideration, linked to the Consumer Price Index (base index: the index known on the date of each payment; new index: the index known on the date of actual repayment), and with linked monthly interest differentials at 4% p.a. The Company may set off these surplus amounts against any amount payable by it to you or to anyone acting on your behalf.

               5.8.5.3 You declare that you know and that you agree that the period of your employment in the Company, which will end on the Date of termination of Your Employment, will not be taken into account for any purpose and will not grant you any right whatsoever with regard to the period of provision of the consultation services.

          5.8.6 The Company will not utilize Section 7.3 of the Employment Agreement, whereby it may pay you the consultation fees in a lump sum of $250,000, and it declares and undertakes to pay you the consultation fees in periodic installments, once a month, for 36 months.

     5.9 Consideration in respect of extension of the non-competition period to 36 months, in the amount of $400,000, will be paid to you at the representative exchange rate on the date of payment, within 14 days of the Date of Termination of Your Employment.

6. Taxes and mandatory payments will be deducted as required by law from all the amounts and rights you will receive.

7. Confidentiality, intellectual property and non-competition - We remind you that these duties will continue to apply to you after the termination of your employment in the Company, with everything that entails.

8. The parties hereby mutually confirm that upon execution of this agreement and subject to the performance and upholding of its provisions, neither of them has or will have any allegation and/or claim of any kind whatsoever against the other, including allegations of the Company due to the complaint of Mr. Shmuel Bar and the prima facie findings of the committee of enquiry appointed in the wake of that complaint.


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9.   It is clarified that this agreement exhausts all the terms of your retirement from the Company, and it supersedes everything stated in the Employment Agreement, in your earlier agreements with the Company, and in any other undertaking and obligation, whether written or oral, which predates the execution of this agreement, on the subject of the terms of your retirement.

     Without derogating from the aforesaid, you declare and undertake that subject to fulfillment of the undertakings of the Company, neither you nor anyone acting on your behalf and/or in your stead has or will have any allegation or claim against the Company and/or the subsidiaries and/or affiliated companies and/or officers and directors and/or its shareholders and/or anyone acting on their behalf and/or in their stead (and for the sake of convenience, all of these in this section - the Company), in connection with your employment and/or its termination, including in connection with severance pay, pension contributions and social benefits, shares and/or options, salary payments and salary differentials, allegations in respect of salary reductions, bonuses and premiums, notice or its redemption, payment for overtime, payment for working on days of rest or holidays, reimbursement of expenses of any kind, including payments for travel, supplementary sick pay, vacation or its redemption (including any vacation accumulated up to 31 December 2002), sick pay or compensation for unutilized sick leave and/or in connection with any payment and/or other social benefits/incidentals of any kind. For the removal of doubt, the waiver of allegations or claims as set out above shall not apply against anyone who sues you in connection with the topics which are the subject of this section or Section 8 above.

     Subject to fulfillment of your undertakings under this agreement, the Company declares as meant in this section that it has no allegations or claims against you in respect of your work in the Company and your functioning on the Board of Directors of the Company and/or its affiliated companies or subsidiaries, to the extent that you worked or served as a director of those companies, and/or their termination. This declaration does not apply to causes which arise after the Date of Termination of Your Employment in respect of facts or events which occurred after the Date of Termination of Your Employment and in respect of information of which the Company was unaware on the date of this letter and could not and should not have been aware thereof (in this case, the burden of proof will be on the Company to show that it was not aware or could not or should not have been aware of such information on the date of this letter).

10. Furthermore, the parties declare that they will keep confidential the terms of this agreement and the circumstances of its execution, unless they are required otherwise by law, and they will act fairly, reasonably and in good faith, including not denigrating each other.

11. Any dispute between the parties (except for a dispute arising from a demand or investigation and/or claim of a third party) relating to any matter deriving from this agreement, its interpretation, application, breach and reliefs in respect of its breach, or any other dispute between you and the Company, will be submitted for mediation before Mr. Aki Friedman. If the dispute is not resolved in a mediation proceeding, it will be settled either by arbitration, as described below, and if not, then in a court of law.

     The arbitration will be conducted before an arbitrator who is agreed to by the parties as follows: if one party to the agreement notifies the other in writing of the existence of a dispute, his notice will state the identity of the arbitrator he proposes. Within 14 days of receipt of the notice, the other party will notify the first party if he agrees to the identity of the arbitrator or will propose an alternative arbitrator. No notice means consent to the identity of the arbitrator proposed by the first party. If the parties are unable to agree on the identity of the arbitrator within 30 days of the notice of the other party, no arbitration proceedings will be held between the parties and the dispute will be transferred to the competent court.


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     If the parties agree on the identity of the arbitrator, the arbitration will be conducted only in accordance with Israeli substantive law, but will not be subject to the procedures customary in the courts in Israel or to the laws of evidence.

     The arbitration award will be given in writing, and will set out the arbitrator's reasons for his decision. The arbitrator will keep a transcript of each of the sessions and will forward them to the parties soon after each session and before the subsequent session convenes. Unless determined otherwise in the arbitration, each of the parties will bear its own expenses for the arbitration.

12. You confirm that you have examined your rights and that you have been given satisfactory explanations, insofar as you requested explanations, as to the amounts and rights which are your due.

13. This document constitutes both a settlement and admission of clearance pursuant to Section 29 of the Severance Pay Law, 5723-1963.

14. The Company will participate in the fees of your attorney up to the sum of $30,000 plus VAT, against an official tax invoice. This sum will be paid by the Company to your attorney no later than after the elapse of 14 days from the Date of Termination of Your Employment.

15. We thank you for your work in the Company since 1 October 1987, and wish you success in your future activities.


                                                             Yours sincerely,

                                                             Signed: ( - )
                                                             -------------
                                                             Attunity Ltd.

I hereby affirm that I have read the above, understood its contents, and I agree, of my own free will and after having been given the opportunity to take advice on it, to everything stated therein.

Name:          Arye Gonen
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Signature:        ( - )
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Date:          25/7/2004
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